Mail Stop 3561

      	January 18, 2006


Via U.S. Mail

Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, NY  10285

Re: 	American Express Issuance Trust
	Registration Statement on Form S-3
	Filed December 20, 2005
	File Nos. 333-130522 and 01

Dear Ms. Parent:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. We note in various sections of the base prospectus your statements
"unless otherwise specified in an accompanying prospectus supplement" or "as otherwise specified in a related prospectus supplement," which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features, and credit enhancement that you reasonably contemplate including in the ABS offering.
4. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of
Regulation AB.

Prospectus Supplement

Important Notice About Information Presented, page i
5. We note the third paragraph on this page that if the terms "vary between the prospectus supplement and the accompanying prospectus, you should rely on information in this prospectus supplement." The information in the prospectus supplement should complement the information in the base, but should not "vary" or differ. Please revise here and on page i of the base prospectus.

Subordination; Credit Enhancement, page S-6
6. Please include a bracketed placeholder for other possible credit enhancement disclosure. See page 91 of the base prospectus.
The Total Portfolio, page S-16
General
7. In an appropriate section, please revise to provide disclosure regarding balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please refer to Item 1111(b)(8)(iv) of Regulation AB.

Loss and Delinquency Experience, page S-17
8. Please expand your disclosure to present historical delinquency
and
loss information through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB. We note your disclosure that receivables owned by TRS are generally charged off
360
days after the date on which a delinquent charge first appeared and that receivables owned by Centurion and FSB are generally charged off
180 days from initial billing.
9. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form S-
3 section I.B.5.

Payment Rates, page S-22
10. Please revise to disclose the percentage of full-balance and minimum payments made. Please refer to Item 1111(b)(8)(viii).

Servicing Compensation and Payment of Expenses, page S-48
11. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c). We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.
12. Please describe any expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties. Refer to Item 1107(j) of Regulation AB.


Base Prospectus

Assets of the Issuing Entity, page 4
13. Please refer to the third full paragraph. We note that trust assets may also include "one or more collateral certificates." Please note that a collateral certificate that is securitized would be viewed
as a security, the offer and sale of which, unless exempt, would be
subject to the registration requirements of the Securities Act. Please confirm that you will comply with the requirements of Rules 190 and 191 of the Securities Act with respect to loan participations. You may refer to SEC Release 33-8518, Section III.6.

Domestic Charge Card Business, page 45
14. We note your disclosure that charge cards are designed for use as a method of payment and are not subject to finance charge assessments, but may be subject to delinquency fees. Please provide a general percentage range or method of determining the amount of delinquency fee for an account. Please revise as appropriate in this section and in your Commercial Charge Business section beginning on page 52.

Interest, page 61
15. We note that for floating rate notes, the interest rate index or other formula will be specified in the related prospectus supplement.
Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.

Derivative Agreements, page 91
16. With respect to derivatives and your description of credit enhancements in the following section, we note you may enter into "other similar arrangements." Please revise your disclosure here and in the last paragraph of page 56 to delete this phrase. If you want to add additional types of derivative agreements and credit enhancements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, revise to include that information here.
17. We note that you may enter into interest rate or currency swaps.
Provide for disclosure of the descriptive information required by Item
1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, provide the financial information as outlined in Item 1115(b) if the significant percentage is 10% or more. Provide the language in brackets in the prospectus supplement, if applicable.

Supplemental Credit Enhancement Agreements, page 91
18. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more.
19. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Outsourcing of Servicing, page 101
20. We note that TRS has outsourced certain of its servicing functions to affiliated and unaffiliated third parties. Please add bracketed language to the prospectus supplement to indicate disclosure will be provided to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3) of Regulation AB.
21. Please confirm that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to
Instructions to Items 1122 and 1123 of Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,


      	Max A. Webb
      	Assistant Director

cc:	Alan M. Knoll, Esq.
	Orrick, Herrington & Sutcliffe LLP
	Fax:  (212) 506-5151
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Louise M. Parent, Esq.
American Express Issuance Trust
January 18, 2006
Page 1